UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO SHAREHOLDERS

BEGINNING OF THE PERIOD FOR EXERCISING THE

RIGHT TO WITHDRAW

In compliance with the provisions of article 157, paragraph four, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law") and CVM Instruction No. 358, of January 3, 2002, as amended, in continuity with the information disclosed through the Material Facts dated March 9, 2020, August 13, 2020, and October 1, 2020, as well as the Market Release published on August 6, 2020, Telefónica Brasil S.A. (the "Company") hereby informs its shareholders and the market in general of the following:

The Extraordinary General Meeting (the “EGM”) approved, on October 1, 2020, the conversion of all of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, extinguishing the preferred shares (the “Conversion”), being certain that said Conversion was duly ratified by the Special General Meeting of the Preferred Shareholders (“AGESP”).

1. Right of Withdrawal and Deadline. Pursuant to articles 136, subsection II and 137, subsection I, of the Brazilian Corporations Law, in view of the ratification of the Conversion by the AGESP, the holders of preferred shares issued by the Company who: (i) disagreed with the resolution passed at the AGESP; (ii) abstained from voting on the resolution passed at the AGESP; or (iii) did not attend the AGESP, shall have the right to withdraw from the Company, upon reimbursement of the value of all or part of their shares, excepting the provisions of article 137, paragraph three, of the Brazilian Corporations Law.

The right to withdraw may be exercised the shareholders who are proven to hold, on an uninterrupted basis, shares issued by the Company since March 9, 2020 (inclusive) (the “Deadline”), the date of disclosure of the Material Fact that initially dealt with the Conversion, until the date of effective exercise of the right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (inclusive) do not have the right to withdraw as a result of the Conversion.

2. Reimbursement Amount. The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based on the Company's shareholders' equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Company's Ordinary General Meeting held on May 28, 2020 (the “OGM"); and (ii) the number of

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TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share an amount equivalent to the complementary dividends declared by the Company at the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the equity value per share on December 31, 2019. Considering that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders corresponding to the adjusted equity value is forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share. No monetary correction or adjustment for inflation shall be done on the amount of the refund, and any fractions of cents shall be disregarded.

3. Deadline for Exercising the Right to Withdraw. Pursuant to article 137, subsection IV, of the Brazilian Corporations Law, considering that the publication of the minutes occurred on the date hereof, that is, October 2, 2020, and that the next subsequent business day is October 5, 2020, the thirty (30) day period for the exercise of the right to withdraw begins on October 5, 2020 (inclusive) and ends on November 3, 2020 (inclusive).

4. Form and Conditions for Registration. Shareholders whose preferred shares issued by the Company are deposited with the central depository of B3 - Brasil, Bolsa, Balcão S.A., if they wish, must withdraw through their custody agents. The other shareholders who intend to exercise their respective withdrawal right should contact any branch of Banco Bradesco S.A. ("Bradesco"), the bookkeeping agent for the Company's shares, within the banking hours of their locality and fill out the "Exercise of Withdrawal Rights" form, available at the financial institution itself, and for this purpose they should submit certified copies of the following documents:

(i)	Individual: CPF, RG, up-to-date proof of address (maximum 2 months) and up-to-date statement of shareholding position; and
(ii)	Legal Entity: CNPJ, Bylaws/Articles of Association and respective amendments, as well as the documents of the partners/legal representatives (minutes of election, CPF, RG, and proof of address) and up-to-date statement of shareholding position.

Shareholders who are represented by proxy shall submit, in addition to the above-mentioned documents, the respective instrument of public power of attorney, which shall contain special powers for the proxy to vote on behalf of the grantor regarding exercise of the right to withdraw and request reimbursement of the preferred shares issued by the Company.

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TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

5. Additional Information. At the end of the period for exercising the right to withdraw, the Company shall issue a Notice to Shareholders reporting the date of payment of the reimbursement amount and the date of implementation of the conversion of the preferred shares into common shares, with the consequent discontinuance of trading of the preferred shares issued by the Company.

Additional information regarding the right to withdraw may be obtained from the Company's Investor Relations Office by calling +55 (11) 3430-3687 or from the website www.telefonica.com.br/ri.

São Paulo, October 2, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 2, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director